EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIATED BALANCE SHEET
AS OF JUNE 30, 2006
(dollars in thousands)

	Boyd Gaming Historical	South Coast Disposition	Pro Forma Adjustments	Boyd Gaming Pro Forma
Cash and cash equivalents	$ 169,342	$ (10,655)(a)	$ --	$ 158,687
Restricted cash	12,346	--	--	12,346
Accounts receivable	25,504	(2,573)(a)	150 (d)	23,081
Insurance receivable	--	--	--	--
Inventories	14,693	(2,109)(a)	--	12,584
Prepaid expenses and other	45,908	(3,317)(a)	2,378 (d)	44,969
Deferred income taxes	2,601	--	--	2,601
Income tax receivable	23,015	--	23,621 (g)	46,636
Total current assets	293,409	(18,654)	26,149	300,904
Property and equipment, net	2,786,620	(551,297)(a)	--	2,235,323
Investment in Borgata, net	384,824	--	--	384,824
Other assets, net	109,013	(2,216)(a)	--	106,797
Intangible assets, net	506,793	--	--	506,793
Goodwill, net	404,206	--	--	404,206
Total assets	$ 4,484,865	$ (572,167)	$ 26,149	$ 3,938,847
Current maturities of long-term debt	$ 20,985	$ --	$ --	$ 20,985
Accounts payable	80,632	(6,868)(a)	337 (d)	74,101
Construction payables	41,352	(28,102)(a)	46,032 (b)	59,282
Accrued liabilities				
Payroll and related	70,084	(4,423)(a)	3,723 (d)	69,384
Interest	22,086	--	--	22,086
Gaming	60,563	(3,144)(a)	2,063 (d)	59,482
Accrued expenses and other	71,982	(1,963)(a)	635 (d)	70,654
Income taxes payable	--	--	--	--
Deferred gain from insurance proceeds	23,121	--	--	23,121
Total current liabilites	390,805	(44,500)	52,790	399,095
Long-term debt, net of current maturities	2,589,138	--	(400,939)(e)	2,188,199
Deferred income taxes and other liabilities	326,968	--	--	326,968
Commitments and contingencies				
Preferred stock	--	--	--	--
Common stock	898	--	(34)(f)	864
Additional paid-in capital	645,535	(536,434)(a)	(111,956)(f)	533,579
			536,434 (c)	
Retained earnings	524,095	8,767 (a)	(8,767)(c)	482,716
			(41,379)(h)	
Accumulated other other comprehensive income, net	7,426	--	--	7,426
Total stockholders' equity	1,177,954	(527,667)	374,298	1,024,585
Total liabilities and stockholders' equity	$ 4,484,865	$ (572,167)	$ 26,149	$ 3,938,847

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	South Coast Disposition	Pro Forma Adjustments	Boyd Gaming Pro Forma
Revenues				
Gaming	$ 1,020,995	$ (55,685)(i)	$ --	$ 965,310
Food and beverage	182,549	(19,575)(i)	--	162,974
Room	106,523	(12,067)(i)	--	94,456
Other	81,164	(6,619)(i)	--	74,545
Gross revenues	1,391,231	(93,946)	--	1,297,285
Less promotional allowances	133,892	(9,992)(i)	--	123,900
Net revenues	1,257,339	(83,954)	--	1,173,385
Costs and expenses				
Gaming	464,946	(24,492)(i)	--	440,454
Food and beverage	118,555	(16,926)(i)	--	101,629
Room	33,921	(4,171)(i)	--	29,750
Other	60,922	(5,128)(i)	--	55,794
Selling, general and administrative	173,560	(11,594)(i)	958 (k)	162,924
Maintenance and utilities	56,310	(5,358)(i)	--	50,952
Depreciation and amortization	113,676	(13,376)(i)	--	100,300
Corporate expense	27,089	--	--	27,089
Preopening expenses	14,848	(1,754)(i)	--	13,094
Write-downs and other charges, net	32,740	--	--	32,740
Total costs and expenses	1,096,567	(82,799)	958	1,014,726
Operating income from Borgata	43,400	--	--	43,400
Operating income	204,172	(1,155)	(958)	202,059
Other income (expense)				
Interest income	72	--	--	72
Interest expense, net of amounts capitalized	(86,090)	--	13,352 (j)	(72,738)
Other non-operating expenses from Borgata, net	(4,295)	--	--	(4,295)
Total	(90,313)	--	13,352	(76,961)
Income before provision for income taxes	113,859	(1,155)	12,394	125,098
Provision for income taxes	40,459	--	4,051 (l)	44,510
Net income (loss)	$ 73,400	$ (1,155)	$ 8,343	$ 80,588
Net income per share				
Basic	$ 0.82			$ 0.94
Diluted	$ 0.81			$ 0.92
Shares used in calculating net income per share				
Basic	89,473		(3,448)(m)	86,025
Diluted	90,978		(3,448)(m)	87,530

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	South Coast Disposition	Pro Forma Adjustments	Boyd Gaming Pro Forma
Revenues				
Gaming	$ 1,817,289	$ (4,852)(i)	$ --	$ 1,812,437
Food and beverage	326,566	(1,192)(i)	--	325,374
Room	178,091	(471)(i)	--	177,620
Other	149,057	(326)(i)	--	148,731
Gross revenues	2,471,003	(6,841)	--	2,464,162
Less promotional allowances	247,983	(622)(i)	--	247,361
Net revenues	2,223,020	(6,219)	--	2,216,801
Costs and expenses				
Gaming	807,712	(1,559)(i)	--	806,153
Food and beverage	203,901	(1,068)(i)	--	202,833
Room	53,063	(177)(i)	--	52,886
Other	129,342	(248)(i)	--	129,094
Selling, general and administrative	322,226	(668)(i)	--	321,558
Maintenance and utilities	97,063	(233)(i)	--	96,830
Depreciation and amortization	174,939	(596)(i)	--	174,343
Corporate expense	44,101	--	--	44,101
Impairment loss	56,000	--	--	56,000
Preopening expenses	18,927	(11,237)(i)	--	7,690
Hurricane and related expenses, net	9,274	--	--	9,274
Total costs and expenses	1,916,548	(15,786)	--	1,900,762
Operating income from Borgata	96,014	--	--	96,014
Operating income	402,486	9,567	--	412,053
Other income (expense)				
Interest income	224	--	--	224
Interest expense, net of amounts capitalized	(129,023)	--	67 (j)	(128,956)
Loss on early retirement of debt	(17,529)	--	--	(17,529)
Gain on sale of undeveloped land	659	--	--	659
Other non-operating expenses from Borgata, net	(11,718)	--	--	(11,718)
Total	(157,387)	--	67	(157,320)
Income before provision for income taxes	245,099	9,567	67	254,733
Provision for income taxes	84,050	--	3,439 (l)	87,489
Income before cumulative effect of a change in accounting principle	$ 161,049	$ 9,567	$ (3,372)	$ 167,244
Income per share before cumulative effect of a change in accounting principle				
Basic	$ 1.82			$ 1.98
Diluted	$ 1.78			$ 1.93
Shares used in calculating income per share before cumulative effect of a change in accounting principle				
Basic	88,528		(3,448)(m)	84,580
Diluted	90,507		(3,448)(m)	86,559

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial statements present Boyd Gaming Corporation's (the "Company") pro forma financial position and results of operations based upon historical financial information after giving effect to the previously announced disposition of the assets constituting the South Coast Hotel and Casino (the "South Coast") to Michael J. Gaughan (the "Buyer") pursuant to the terms of that certain Unit Purchase Agreement, dated July 25, 2006, as amended, between the Company, Coast Hotels and Casinos, Inc., Silverado South Strip, LLC and the Buyer (the "Disposition"), and the related adjustments described in these footnotes. The unaudited pro forma condensed consolidated financial statements are presented as if the Disposition had been completed on June 30, 2006 for purposes of the unaudited condensed consolidated balance sheet information, and on January 1 for each of the periods ended June 30, 2006 and December 31, 2005, respectively, for purposes of the unaudited condensed consolidated statements of operations information.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the consolidated results of operations that the Company would have achieved had the Disposition taken place on January 1 for the periods presented and do not purport to be indicative of the effects that may be expected to occur in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Company's historical consolidated financial statements and accompanying notes.

The unaudited pro forma condensed consolidated financial statements of the Company are presented in accordance with Article 11 of Regulation S-X.

2. Pro Forma Disposition

On July 25, 2006, the Company announced its agreement to sell South Coast to the Buyer, and the transaction closed on October 25, 2006. The Buyer used the net proceeds from the public offering of the Buyer's 12,342,504 shares of Company common stock, as well as the cancellation of the note issued by the Company to the Buyer in connection with the Company's repurchase of the Buyer's 3,447,501 shares of Company common stock, to pay the consideration for the South Coast. The actual fair value of the aggregate stock and cash consideration was determined based upon a $32.4844 price per share, net of transaction costs, for 15,790,005 shares of the Company's common stock.

The aggregate consideration received from the Disposition was as follows (in thousands):

Cash consideration received by the Company from the Buyer's public offering of his 12,342,504 shares of Company common stock, net of transaction costs	$	400,939
Fair value of the 3,447,501 shares of Company common stock repurchased from the Buyer, net of transaction costs		111,990
Aggregate value of stock and cash consideration	$	512,929

3. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows:

(a) To eliminate all of the historical assets, liabilities and equity of South Coast.

(b) To reflect the Company's obligation for the remaining estimated construction costs to complete South Coast.

(c) To restore the historical equity of South Coast in order to calculate the loss from the Disposition.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION – (Continued)

(d) To reflect those items of working capital that will be retained by the Company after the Disposition.

(e) To reflect the net cash consideration received in connection with the Disposition that was used to reduce debt.

(f) To reflect the fair value of the 3.4 million shares of Company common stock repurchased by the Company from the Buyer and retired in connection with the Disposition.

(g) To reflect the estimated increase in income taxes receivable due to the estimated loss from the Disposition.

(h) To reflect the estimated loss recognized from the Disposition, net of taxes.

(i) To eliminate all of the historical revenues and expenses of South Coast.

(j) To reflect the elimination of interest expense as a result of the reduction of debt with cash proceeds from the Disposition and the allocation of interest expense to South Coast. The allocation of interest expense to South Coast is based on the ratio of: (i) the net assets of South Coast less the debt repaid as a result of the Disposition to (ii) the total consolidated net assets and pro forma debt of the Company.

(k) To reflect the amount of corporate allocated expense that will not be eliminated upon disposal of South Coast.

(l) To reflect the effective tax rate for continuing operations on pro forma pre-tax income.

(m) To reflect the number of shares repurchased by the Company from the Buyer and retired in connection with the Disposition.